# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Diginex Ltd, CIK 0002010499
CUSIP: G28687104
Title of class of securities: Ordinary Shares, par value $0.00005 per share
Address of issuer's principal executive offices: SMART-SPACE FINTECH 2, ROOM 3, UNIT 401-404, CORE C, CYBERPOINT, TELEGRAPH BAY, Hong Kong (K3), 0000000
Date of event which requires filing of this statement: 02/10/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002071187-25-000005
Filed by CIK 0002071187

## Reporting persons
- Nalimz Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 9,119,719; shared voting power 0; sole dispositive power 9,119,719; shared dispositive power 0; aggregate amount beneficially owned 9,119,719 (3.9% of the class)

## Item 1. Issuer
Name of issuer: Diginex Ltd
Address of issuer's principal executive offices: SMART-SPACE FINTECH 2, ROOM 3, UNIT 401-404, CORE C, CYBERPOINT, TELEGRAPH BAY, HONG KONG, 0000000.

## Item 2. Person Filing
Name of person filing: Nalimz Holdings Ltd
Address of principal business office or, if none, residence: UNIT 915, 9/F., 1 SCIENCE MUSEUM ROAD, CONCORDIA PLAZA, TSIM SHA TSUI, KOWLOON 999077 Hong Kong
Citizenship: The Reporting Person is a Hong Kong corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person is the beneficial owner of 9,119,719.00 Ordinary Shares of the Issuer.
Percent of class: Percentage of class is approximately 3.93% and is based upon the 231,877,135.00 Ordinary Shares issued and outstanding as of February 25, 2026.
Sole power to vote or to direct the vote: 9,119,719.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 9,119,719.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Nalimz Holdings Ltd: Rachel Forster, Esq., By POA from Josip Zaja, Director (03/11/2026)
Comment: This Schedule 13G/A is being signed pursuant to a Power of Attorney previously filed with the Securities and Exchange Commission, which is hereby incorporated by reference. The undersigned certifies that he/she is duly authorized to execute this statement on behalf of the Reporting Person.